Filed by Knight Capital Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Knight Capital Group, Inc.

Commission File No. 001-14223

KNIGHT AND GETCO RECEIVE EARLY TERMINATION OF HSR WAITING PERIOD FOR PENDING MERGER

JERSEY CITY, N.J. and CHICAGO, Ill. (February 6, 2013) – Knight Capital Group, Inc. (NYSE: KCG, “Knight”) and GETCO Holding Company, LLC (“GETCO”) today announced that the Premerger Notification Office of the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino (HSR) Act for the pending merger. Accordingly, the HSR Act condition to the closing of the transaction has been satisfied.

As previously announced, Knight and GETCO entered into an agreement for a strategic business combination whereby GETCO and Knight will be combined under a new publicly traded holding company. The transaction is expected to be completed in the second quarter of 2013, subject to Knight stockholder and GETCO unitholder approval, registration of the shares to be issued in the mergers with the Securities and Exchange Commission, listing of the shares on the New York Stock Exchange, additional regulatory approvals, and the satisfaction of other customary closing conditions.

About Knight

Knight Capital Group (NYSE: KCG) is a global financial services firm that provides access to capital markets across multiple asset classes to a broad network of clients, including broker-dealers, institutions and corporations. Knight is headquartered in Jersey City, New Jersey, with a global presence across the Americas, Europe, and the Asia Pacific regions. For further information about Knight, please visit www.knight.com.

About GETCO

GETCO is one of the world’s largest independent market makers. Founded in 1999, GETCO employs over 400 Associates located in Chicago, New York, Palo Alto, London, Singapore and Hong Kong. The firm’s primary business involves both buying and selling securities to provided two-sided markets on exchanges around the world. The liquidity GETCO supplies allows investors to immediately transfer securities positions while saving money on trading costs. More information is available at www.GETCOllc.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Knight or GETCO. In connection with the agreement and plan of merger among Knight, GETCO and GA-GTCO, LLC (the “Merger Agreement”), Knight, GETCO and the new holding company (“Newco”) intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Newco, that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KNIGHT, GETCO, NEWCO AND THE PROPOSED TRANSACTION. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by GETCO, Newco or Knight with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to “Investor Relations,” Knight Capital Group, 545 Washington Boulevard, Jersey City, NJ 07310, or by accessing Knight’s website at www.knight.com under the heading “Investor Relations” and then under “SEC Filings.”

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

GETCO, Knight and Newco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Knight in connection with the proposed transaction. Information about Knight’s directors and executive officers is available in Knight’s definitive proxy statement, dated April 3, 2012, for its 2012 annual meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Newco will file with the SEC, when it becomes available.

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 technology issue at Knight that resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof, risks associated with Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO, risks associated with changes in market structure, legislative, regulatory or financial reporting rules, risks associated with past or future changes to organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2011 and in Knight’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and in other reports or documents Knight or the new Knight/GETCO holding company files with, or furnishes to, the SEC from time to time.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO stockholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

CONTACTS

Jonathan Mairs	Sophie Sohn
Managing Director,	Head of Communications,
Knight Capital Group, Inc.	GETCO LLC
201-356-1529	312-931-2299
jmairs@knight.com	media@getcollc.com